UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)                       ☒ Form 10-K    ☐ Form 20-F   ☐Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR

For Period Ended: December 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	EC Development, Inc.

Former Name if Applicable:

Address of Principal Executive Office
Street and Number:	23 East 9th Street, Suite 229

City, State and Zip Code:	Shawnee, OK 74801

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant is currently revising its registration statement filed under Form 10-12G and, in connection therewith, believes that any changes to that form, which includes financial information for the same period, could necessitate a revision of the manner in which financial statements are to be presented for the annual report for the year 2011 under form 10K and therefore the Company was not able to complete the review based on the amendments to that registration statement.

As a result of these events, the Company was not able, without unreasonable effort or expense, to conclude all of the processes and procedures necessary for it to complete the preparation of its financial statements (including those related to the businesses acquired in the past two years) and to file its Annual Report on Form 10-K for the year ended December 31, 2011 within the period prescribed for the filing of such report.  The Company anticipates that it will complete such processes within the fifteen day period prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Randy Edgerton	(405) 273-3330
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s)

		Yes ☒	No ☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		Yes ☐	No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EC DEVELOPMENT, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2012	By:	/s/Randy Edgerton
		Name:	Randy Edgerton
		Title:	Chief Financial Officer